EXHIBIT 99.1

                           REAL ESTATE INVESTMENT RISK

     Statements in this document filed with the SEC include forward looking statements under the federal securities laws. Statements that are not historical in nature, including the words "anticipate," "estimate," "should," "expect," "believe," "intend," and similar expressions, are intended to identify forward-looking statements. While these statements reflect our good faith belief based on current expectations, estimates and projections about (among other things) the industry and the markets in which we operate, they are not guarantees of future performance, involve known and unknown risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements, and should not be relied upon as predictions of future events. In making these cautionary statements, we are not committed to addressing or updating each factor in future filings or communications regarding our business or results, or addressing how any of these factors may have caused results to differ from discussions or information contained in previous filings or communications. The following is a discussion of factors that could impact future results:

Company Risks

     Our performance depends on the economic conditions of the Middle Atlantic Area where most of our properties are located.

     Our performance depends on the economic conditions in markets in which our properties are concentrated. Since our properties are located in the Middle Atlantic area, our results could be adversely affected by adverse economic conditions in the Middle Atlantic region or by adverse commercial real estate conditions, such as an oversupply of space or a reduction in demand for our real estate, in the Middle Atlantic area. These conditions could have a greater adverse impact on us than if we owned properties in a number of different geographic markets.

     Our organizational documents do not place limits on the incurrence of debt.

     Our organizational documents do not limit the amount of indebtedness that we may incur. Although our board of trustees attempts to maintain a balance between total outstanding indebtedness and the value of our portfolio (i.e., a ratio of secured debt to real estate value of 50% or less), it could alter this balance at any time without shareholder approval. If we become more highly leveraged, then the resulting increase in debt service could diminish our ability to make expected distributions to shareholders and make payments on outstanding indebtedness. If we default on our obligations under any outstanding indebtedness, we could lose our interest in any properties that secure that indebtedness.

     Many of our leases contain covenants that restrict the use of other space at a property and may prevent us from re-leasing the property.

     Many leases with existing tenants have covenants that restrict the use of other space at a property. For example, many shopping center leases have covenants that provide for a specified tenant mix or balance of the shopping center.

     We may need to borrow money to qualify as a REIT.

     Our ability to make distributions to shareholders could be diminished by increased debt service obligations if we need to borrow money in order to maintain our REIT qualification. For example, differences in timing between when we receive income and when we have to pay expenses could require us to borrow money to meet the requirement that we distribute to shareholders at least 90% of our net taxable income excluding net capital gain each year. The incurrence of large expenses also could require us to borrow money to meet this requirement. We might need to borrow money for these purposes even if we believe that market conditions are not favorable for such borrowings. In other words, we may have to borrow money on unfavorable terms.

     We are subject to risks inherent in development and acquisition activities.

     Developing or expanding existing properties in our real estate portfolio is an integral part of our strategy for maintaining and enhancing the value of our portfolio. We may also choose to acquire additional properties in the future. While our policies with respect to developing and expanding properties are intended to limit some of the risks otherwise associated with property acquisition such as not starting construction on a project prior to obtaining a commitment from an anchor tenant, we nevertheless will incur risks, including risks related to delays in construction and lease-up, costs of materials, cost overruns, financing availability, volatility in interest rates and labor availability.

     In addition, once a property is acquired, the renovation and improvement costs we incur in bringing an acquired property up to market standards may exceed our estimates, and the property may fail to perform as expected.

     Maryland law may present or discourage a change in control.

     The Maryland General Corporation Law establishes special restrictions against "business combinations" between a Maryland corporation and "interested shareholders" or their affiliates unless an exemption is applicable. The business combination statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any offers to acquire us, even if our acquisition would be in our shareholders' best interests.

     Maryland law also provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of beneficial interest owned by the acquiror, by officers or by trustees who are employees of the corporation. The control share statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any control share acquisitions, even if our acquisition would be in our shareholders' best interests.

     Increased market interest rates could reduce share prices.

     The annual dividend rate on our shares as a percentage of its market price may influence the trading price of stock. Also, an increase in market interest rates may lead purchasers to demand a higher annual dividend rate, which could lower the market price of the shares. A decrease in the market price of the shares could reduce our ability to raise additional equity in the public markets or could result in a dilution of our existing shareholders.

     Sales of a substantial number of our shares could adversely affect the market price.

     Sales of a substantial number of our common shares, or the perception that such sales could occur, could adversely affect prevailing market prices for our common shares. In addition to the possibility that we may sell common shares in public offerings at any time, we may also issue common shares upon redemption of Units, as well as upon exercise of stock options that we grant to our employees and others. All of these shares will be available for sale in the public markets from time to time.

Industry Risks

     Real property investments are subject to changes in general economic conditions.

     Real property investments are subject to varying types and degrees of risk that may hinder or otherwise affect our ability to generate income. These risks could reduce the amount of cash available for distributions to shareholders.

     Any of the following factors could adversely affect the value of our real estate and our ability to generate revenues:

     o    adverse changes in general economic conditions;

     o adverse local conditions (such as increases in leasable space or a reduction in demand for real estate in an area);

     o competition from other shopping centers, properties, developers or real estate owners;

     o    increases in operating costs;

     o    government regulations;

     o    increases in interest rates;

     o    reduction in  available financing; and

     o    liability due to environmental and other laws.

     Real estate investments are relatively illiquid.

     Real estate investments are relatively illiquid and, therefore, our ability to react promptly in response to changes in economic or other conditions is limited. In addition, in some cases the Internal Revenue Code may limit our ability to sell property held for less than four years.

     We may not be able to re-lease properties upon the expiration of existing leases.

     Upon the expiration of leases, tenants may not renew leases and we may not be able to re-lease properties or the terms of the renewal or re-lease (including the costs of required renovations or concessions to tenants) may be less favorable than current lease terms. Our operating cash flow would decrease if we were unable to promptly re-lease all or a substantial portion of this space, if the rental rates upon such re-lease were significantly lower than expected, or if reserves for costs of the re-leasing prove inadequate.

     If tenants are unable to meet their obligations to us, our cash flow would be adversely affected.

     If a significant number of tenants are unable to meet their obligations to us, our cash receipts and cash available for distribution will decrease. Also, a tenant may experience a downturn in its business which may weaken its financial condition and result in a reduction in or failure to make rental payments when due. If a tenant defaults in its obligations to us, we may be delayed in enforcing our rights as landlord. In addition, we may incur substantial costs and experience significant delays associated with protecting our investment, including costs incurred in renovating and re-leasing the property.

     At any time, one or more of our tenants may seek the protection of the bankruptcy laws, which could result in the rejection and termination of their lease. We are subject to risks that:

     o any present tenant that has filed for bankruptcy protection will not continue making payments under its lease;

     o    any tenant may file for bankruptcy protection in the future; or

     o any tenants that file for bankruptcy protection may not continue to make rental payments in a timely manner.

     Losses from earthquakes and other natural  disasters and terrorist  attacks
are   uninsurable  or  insurable  only  at  costs  that  are  not   economically
justifiable.

     We carry comprehensive liability, fire, flood, extended coverage and rental loss insurance with policy specifications and insured limits that are customary for similar properties. Losses from catastrophic events and natural disasters like wars or earthquakes, however, are uninsurable or insurable only at costs that are not economically justifiable. If an uninsured loss occurs, we may lose both our invested capital and anticipated profits from the property. Nevertheless, we would still be obligated to repay any recourse mortgage indebtedness on the property.

     Insurance payouts resulting from the terrorist attacks occurring on September 11, 2001 will significantly reduce the insurance industry's reserves. Moreover, the demand for higher levels of insurance coverage will likely increase because of these attacks. As a result, we expect our insurance premiums to increase significantly in the future, which may have a materially adverse impact on our cash flow. Furthermore, we may not be able to purchase policies in the future with coverage limits and deductibles similar to those that were available before the attacks. Because it is impossible to determine what kind of policies will be available in the future and at what prices, we are unable to determine whether we will be able to maintain our pre-September 11, 2001 insurance coverage levels. Our real property insurance policies put into effect before September 11, 2001 do not expressly exclude from coverage hostile acts, except for acts of war. Following the terrorist acts of September 11, 2001, however, our insurance policies purchased by us may expressly exclude hostile acts, and it may be impossible or very expensive to obtain insurance covering terrorist attacks.

     We are subject to risks associated with debt financing and existing debt maturities.

     We are subject to a variety of risks associated with debt financing. Examples of these risks include the following:

     o our cash from operating activities may be insufficient to meet required payments;

     o    we may be unable to pay or refinance indebtedness on our properties;

     o increases in interest rates increase our debt service obligations, expose us to risks of refinancing our existing debt, diminish our returns on development and redevelopment activities, reduce cash from operating activities, and hamper our ability to make distributions to shareholders;

     o if we are unable to secure refinancing of indebtedness on acceptable terms, we may be forced to dispose of properties upon disadvantageous terms, which may cause losses and affect our funds from operations; and

     o if properties are mortgaged to secure payment of indebtedness and we are unable to meet payments, the mortgagee may foreclose upon the properties, resulting in a loss of income and a valuable asset to us.

     Because many of our competitors have greater capital  resources,  we may be
at  a  disadvantage  with  regard  to  exploiting  land  development,   property
acquisition and tenant opportunities.

     Based on total assets and annual revenues, we are smaller than many of the numerous commercial developers, real estate companies and other owners of real estate that compete with us in seeking land for development, properties for acquisition and tenants for properties. Many of these competitors may have greater capital and other resources than us, and this fact could impair our ability to acquire properties and tenants in the future.

     We may become liable for the costs of removal or remediation of certain environmental hazardous or toxic substances under federal, state or local laws.

     Under various federal, state and local laws, ordinances and regulations, we may become liable for the cost of removal or remediation of certain hazardous or toxic substances on or in our real property. Liability may be imposed regardless of whether we or the tenant knew of, or was responsible for, the presence of such hazardous or toxic substances. The costs of any required remediation or removal of substances may be substantial, and our liability as to any property is generally not limited under those laws, ordinances and regulations. The liability could exceed the value of our property and/or aggregate assets. The presence of, or the failure to properly remediate substances when released may adversely affect our ability to sell the affected real estate or to borrow using the real estate as collateral. While we have not been notified by any governmental authority of any non-compliance, liability or other claim in connection with any of our properties, and we are not aware of any other environmental condition with respect to any of the our portfolio properties that we believe would have a material adverse effect on our business, assets or results of operations, we cannot assure that there are no potential environmental liabilities, that no environmental liabilities may develop, that no prior owner created any material environmental condition not known to us, or that future uses or conditions, including, without limitation, changes in applicable environmental laws and regulations, will not result in liability to us.

     We  may  incur   significant   costs  complying  with  the  Americans  with
     Disabilities Act.

     We must comply with Title III of the Americans with Disabilities Act. To comply with the ADA's requirements, we may be required to incur costs to remove structural, architectural or communication barriers to handicapped access and utilization in certain public areas of our properties. Noncompliance could result in injunctive relief, imposition of fines or an award of damages to private litigants.

     The ownership limitations on REITs create an anti-takeover effect.

     To maintain our qualification as a REIT, not more than 50% in value of our outstanding shares may be owned, actually or constructively, by five or fewer individuals. In addition, the Internal Revenue Code imposes certain other limitations on the ownership of the shares of a REIT. For the purpose of preserving our tax status as a REIT, our charter prohibits actual or constructive ownership of more than 9.9% of the outstanding shares, either in the aggregate or of any class, by any person, unless waived by the board of trustees. The rules addressing constructive ownership are complex and may cause shares owned, actually or constructively, by a group of related individuals and/or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.9% of the outstanding shares, either in the aggregate or of any class, by an individual or entity could cause that individual or entity (or another individual or entity) to constructively own more than 9.9% of the outstanding shares. This situation would subject such shares to the beneficial ownership limitations. Actual or constructive ownership of shares in excess of such limits would either cause the violative transfer or ownership to be void or cause such shares to be converted to excess shares pursuant to our charter. Excess shares are common shares automatically transferred to a special trust to be maintained by us to the extent necessary to ensure that the purported transfer does not result in common share ownership in violation of the beneficial ownership limitations. A purported folder or transferee of common shares converted to excess shares is not entitled to voting rights, except to the extent required by law, or to any dividends, distributions or other rights as a shareholder. Our charter contains provisions that are designed to ensure that the purported transferee or other purported holder of excess shares may not receive in return for such a transfer an amount that reflects any appreciation in the common shares for which the excess shares were converted during the period that the excess shares were outstanding.

     The ownership restrictions have the effect of deterring non-negotiated acquisitions of, and proxy fights for, our company by third parties. Limiting the ownership of our shares may discourage a change of control and may also:

     o deter tender offers for our shares, which offers may be attractive to our shareholders,

     o limit the opportunity for our shareholders to receive a premium for their shares that might otherwise exist if an investor attempted to assemble a block of shares in excess of the 9.9% beneficial ownership limitation, or

     o limit the opportunity for our shareholders to effect a change in control of our company.

     We may not  qualify  as a REIT in the  future  causing  us to be  taxed  at
regular   corporate  rates  and  reducing  the  amount  of  cash  available  for distribution.

     We believe that we have operated in a manner that permits us to qualify as a REIT under the internal revenue code for each taxable year since our formation in 1993. Qualification as a REIT, however, involves the application of highly technical and complex internal revenue code provisions for which there are only limited judicial or administrative interpretations. In addition, REIT qualification involves the determination of various factual matters and circumstances not entirely within our control. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources, and we must distribute annually to shareholders 90% of our REIT taxable income (excluding net capital gains). Therefore, although we believe that we are organized and operating in a manner that permits us to remain qualified as a REIT, we cannot guarantee that we will be able to continue to operate in such a manner. In addition, if we are ever audited by the Internal Revenue Service with respect to any past year, the Internal Revenue Service may challenge our qualification as a REIT for such year.

     Similarly, new legislation, regulations, administrative interpretations or court decisions may change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. We are not aware, however, of any currently pending tax legislation that would adversely affect our ability to continue to operate as a REIT.

     If we fail to qualify as a REIT, we will be subject to federal income tax on taxable income at regular corporate rates. Such increased tax liability in a given year could significantly reduce, or possibly eliminate, the amount of cash we have available for investment or distribution to shareholders for that year. In addition, we will also be disqualified from treatment as a REIT for the next four taxable years, unless we are entitled to relief under other statutory provisions.

     If we do not qualify as a REIT, we will no longer be required to make annual distributions to shareholders. To the extent that we made distributions to shareholders in anticipation of our qualifying as a REIT, we might be required to borrow funds or to liquidate some of our investments to pay the applicable tax. Our failure to qualify as a REIT would also constitute a default under certain of our debt obligations and would significantly reduce the market value of our shares.

     Our board of trustees adopted a cash bonus plan for our senior management, trustees and certain officers and employees that could have an anti-takeover effect

     In May 2001, our board of trustees adopted a cash bonus plan pursuant to which, in the event of an extraordinary transaction involving a sale or other change of control of the company, cash payments totaling 1% of the total consideration of the transaction, including any assumed debt, would be paid to members of our senior management, trustees and other officers and employees. This plan could have an adverse effect on our ability to negotiate and consummate a transaction involving a sale or other change of control of the company and could deter third parties from making an offer to effect such a transaction.

     Failure to make required distributions would subject us to tax.

     Each year, we must pay to our shareholders at least 90% of our taxable income, other than any net capital gain. To the extent that we satisfy the distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount we pay out to our shareholders in a calendar year is less than a minimum amount specified under the federal tax laws. We may be required to borrow money or sell assets to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4% tax in a particular year.

     Failure to have distributed earnings and profits of BTR Realty, Inc. in 1993 would cause us to fail to qualify as a REIT.

     At the end of any taxable year, a REIT may not have any accumulated earnings and profits, described generally for federal income tax purposes as cumulative undistributed net income, from a non-REIT corporation. In connection with the merger of BTR Realty, Inc. into our company, BTR Realty, Inc. made a corresponding special one-time distribution to its shareholders. However, the determination of accumulated earnings and profits for federal income tax purposes is extremely complex. Should the Internal Revenue Service successfully assert that BTR Realty, Inc.'s accumulated earnings and profits were greater than the amount so distributed, we may fail to qualify as a REIT. Alternatively, the Internal Revenue Service may permit us to avoid losing our REIT status by paying a deficiency dividend to eliminate any remaining accumulated earnings and profits of BTR Realty, Inc. We may need to borrow money or sell assets to pay such a deficiency dividend.

     A sale of assets acquired from BTR Realty, Inc. within ten years after our formation will result in corporate income tax.

     If we sell any asset that we acquired from BTR Realty, Inc. within ten years after our formation in a taxable transaction, we will be taxed at the highest corporate rate on an amount equal to the lesser of (1) the amount of gain that we recognize at the time of the sale, or (2) the amount of gain that we would have recognized if we had sold the asset at the time that we acquired the asset from BTR Realty, Inc. for its then fair market value. In addition, the 10-year built-in gain tax period will end in 2003.